June 9, 2025

Jamie Leigh
Partner
Cooley LLP
3 Embarcadero Center
20th Floor
San Francisco, CA 94111-4004

       Re: Inozyme Pharma, Inc.
           SC TO-T filed June 2, 2025, amended June 4, 2025
           Filed by Incline Merger Sub, Inc. and Biomarin Pharmaceutical Inc. File No. 005-91586
Dear Jamie Leigh:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule TO-T
Offer to Purchase - Background of the Offer, page 28

1. Please revise your disclosure to describe the preliminary discussions Parent carried out in 2024 with Inozyme, including the individuals involved and the setting of such discussions.
2. Describe the negotiations of the tender and support agreements. In addition, disclose the name of the shareholders with whom you negotiated the agreements and, if different, those with whom you entered into agreement.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 June 9, 2025
Page 2

       Please direct any questions to Daniel Duchovny at 202-551-3619.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Mergers &
Acquisitions